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FEB 25 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
53205

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: American Financial Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6003 University Ave, Ste C
(No. and Street)

Cedar Falls (City) IA (State) 50613 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

H. Richard Dotson JR. (Name) (319) 277-3553 (Area Code – Telephone Number) dickjr@afm-invest.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CliftonLarsonAllen, LLP
(Name – if individual, state last, first, and middle name)

301 SW Adams, Ste 1000 (Address) Peoria (City) IL (State) 61602 (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RNS

OATH OR AFFIRMATION

I, H Richard Dobson Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of American Financial Securities Inc., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARIAL SEAL IOWA
JANELL MEYER-SMALLEY
COMMISSION NO. 739191
MY COMMISSION EXPIRES
FEBRUARY 17, 2024

Janell Meyer-Smalley

Notary Public

Signature: H Richard Dobson

Title: CCO/Vice President/Fin op

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AMERICAN FINANCIAL SECURITIES, INC.
Cedar Falls, Iowa

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
December 31, 2021

TABLE OF CONTENTS

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
American Financial Securities, Inc.
Cedar Falls, Iowa

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Financial Securities, Inc. (the Company) as of December 31, 2021, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information (Schedule I, Computation of Net Capital under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (exemption); Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption)), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (exemption); Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption)), is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We have served as the Company's auditor since 2012.

Peoria, Illinois
February 9, 2022

AMERICAN FINANCIAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash and cash equivalents	$ 19,835
Commissions Receivable	7,044
Regulatory deposit	261
Prepaid expenses	4,511
TOTAL ASSETS	$ 31,651

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 1,165
Commissions Payable	3,522
Accrued liabilities	134
Total liabilities	4,821
Stockholder's equity:	
Common stock, no par value, stated value $5 per share, 1,000 shares authorized, issued, and outstanding	5,000
Additional paid-in-capital	153,000
Accumulated deficit	(131,170)
Total stockholder's equity	26,830
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 31,651

The accompanying notes are an integral part of the financial statements.

AMERICAN FINANCIAL SECURITIES, INC.
STATEMENT OF INCOME
Year Ended December 31, 2021

REVENUE		
Commissions earned		$ 45,601
EXPENSES,		
Commissions expense	21,474	
Professional	29,232	
Management	6,000	
Apportioned clerical support	1,759	
Registration and regulatory	10,206	
Dues and subscriptions	2,028	
Insurance	2,579	
Other	398	
Total expenses		73,676
NET LOSS		$ (28,075)

The accompanying notes are an integral part of the financial statements.

AMERICAN FINANCIAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2021

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
BALANCE, JANUARY 1, 2021	$ 5,000	$113,000	$(103,095)	$ 14,905
Net loss	-	-	(28,075)	(28,075)
Capital contributions		40,000		40,000
BALANCE, DECEMBER 31, 2021	$ 5,000	$153,000	$(131,170)	$ 26,830

The accompanying notes are an integral part of the financial statements.

AMERICAN FINANCIAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (28,075)	
Adjustments to reconcile net loss to net cash		
Used in operating activities:		
Effects of changes in operating assets and liabilities:		
Commissions Receivable	(7,044)	
Prepaid expenses	(551)	
Accounts payable	1, 045	
Commissions Payable	3,522	
Accrued liabilities	(3)	
Net cash used in operating activities		(31,106)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	40,000	
Net cash provided by financing activities		40,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		8,894
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		10,941
CASH AND CASH EQUIVALENTS, END OF YEAR		$ 19,835

The accompanying notes are an integral part of the financial statements.

AMERICAN FINANCIAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2021

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

American Financial Securities, Inc., (the Company) is a limited broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k) (1) of rule 15c3-3 of the Securities and Exchange Commission and claims exemption from the remaining provisions of that rule.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

Revenue Recognition

Commissions due from the sale of mutual funds and variable annuities are determined by applying a commission rate, which is determined by the Mutual Fund Company or insurance company, to the face amount of the mutual fund or variable annuity sold. Commissions are considered to be earned on a trade date basis when the customer funds are accepted by the mutual fund or variable annuity company. This method is used because management considers the amount of revenue to be determinable and all related performance obligations complete.

Trail fees on mutual funds and variable annuities are earned over the time period the customer holds the related investment product. They are determined by applying the rate to the current value of the customer's investment. The rate and timing of trail fees are determined by the mutual fund company or the insurance company. Trail fees are considered to be earned when received. This method is used because management considers the amount of revenue to be determinable and all related performance obligations complete at the time trail fees are received.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

For the year ended December 31, 2021, American Financial Securities, Inc. earned revenue from the following investment types:

Variable Annuities	$14,567
Mutual Funds	3,677
Trail Fees – Variable Annuities	8,236
Trail Fees – Mutual Funds	19,121
Total Revenue	$45,601

Commissions receivable from customer contracts were $7,044 at December 31, 2021.

Receivables

Commissions receivable are uncollateralized obligations generated by the sale of mutual funds and insurance products. Each fund company and insurance company has a different timeframe for the payment of the commissions, so there is no set policy for determining when a receivable becomes delinquent. Interest is not accrued on commission's receivable.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those previsions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the Company's stockholder is liable for federal and state income taxes on the Company's income in his individual income tax returns.

The Company follows the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic ASC 740-10 and has evaluated for uncertain tax positions. Management has determined that there are no uncertain tax positions as of December 31, 2021. The tax returns for the past three years remain open for examination by tax jurisdictions.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company occupies office space in offices owned by Black Hawk Properties, which is owned by the Company's stockholder. For the year ended December 31, 2021 the Company incurred $6,000 of management fees and $1,759 in apportioned clerical support to Investors Professional Services, Inc. (IPS), a company owned by substantially the same owner as the Company. Of the $1,759 in clerical support, $133 was accrued for services rendered in December 2021. Included in the management fee is rent for the office space.

The company pays commissions to its representatives based on their sales. For the year ended December 31, 2021, the Company paid $16,106 in commissions to a relative (Representative) of the Company's stockholder. The company stockholder also received $1,846 in commissions.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

NOTE 3 NET CAPITAL REQUIREMENTS (Continued)

At December 31, 2021 the Company had net allowable capital of $22,058 which is in excess of the $5,000 requirement under Rule 15c3-1. The Company has aggregate indebtedness of $4,821 which results in a ratio of .22 to 1.

There are no material differences between these financial statements and the December 31, 2021 financial statements filed with FINRA.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

The Company derived approximately 88% of its revenue from three investment companies during the year ended December 31, 2021.

NOTE 5 - SUBSEQUENT EVENTS

Management evaluated subsequent events through February 9, 2022 which is the date these financial statements were issued. Events or transactions occurring after December 31, 2021 but prior to February 9, 2022 that provide additional evidence about conditions that existed at December 31, 2021, have been recognized in the financial statements for the year ended December 31, 2021. There were no subsequent events.

NOTE 6 – LIQUIDITY

As shown in the accompanying statements, the Company incurred a net loss of $28,075 during the year ended December 31, 2021 and is not generating cash from operations. Those factors create uncertainty about the Company's ability to continue as a going concern. Management of the Company has evaluated these conditions through receiving a support letter from its owner that will provide all necessary funds for the Company to continue operating with excess regulatory net capital through March 1, 2023.

SUPPLEMENTARY INFORMATION

AMERICAN FINANCIAL SECURITIES, INC.
SCHEDULE I, COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2021

TOTAL STOCKHOLDER'S EQUITY		$ 26,830
Non-allowable assets		
Regulatory deposit	$ 261	
Prepaid expenses	4,511	
Total non-allowable assets		4,772
NET CAPITAL		$ 22,058
Aggregate Indebtedness		
Included in the statement of financial condition:		
Accounts payable	$1,165	
Accrued liabilities	3,656	
Total aggregate indebtedness		$ 4,821
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)		$ 321
Minimum dollar net capital requirement of reporting broker or dealer		$ 5,000
Net capital requirement		$ 5,000
Excess net capital		$ 17,058
Net capital less greater of 10% of aggregate indebtedness Or 120% of minimum dollar net capital requirement		$ 16,058
Ratio of aggregate indebtedness to net capital		.22 to 1

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as December 31, 2021

There were no material differences between this calculation and stockholders equity and net capital as reported in the Company's Focus Report Part IIA.

AMERICAN FINANCIAL SECURITIES, INC.
SCHEDULE II, COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3 (exemption)
December 31, 2021

The computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included as American Financial Securities, Inc. claims exemption from such computation under Section (k)(1), as the Company does not carry customers' accounts on its books.

SCHEDULE III, INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (exemption)
December 31, 2021

Information relating to possession or control requirements is not included therein as the Company claims exemption pursuant to Section (k)(1), since the Company does not carry customers' accounts on its books.

P.O. Box 1127
Cedar Falls, Iowa 50613

American Financial Securities, Inc.

Member FINRA & SIPC

Shipping Address:
6003 University Avenue, #C
Cedar Falls, Iowa 50613

Phone: 319-277-3553
Fax: 319-277-0798

January 18, 2022

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- American Financial Securities, Inc. is a broker/dealer registered with the SEC and FINRA.
- American Financial Securities, Inc. claimed an exemption under paragraph (k) (1) of Rule 15c3-3 for the fiscal year ended December 31st, 2021
- American Financial Securities, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(1) of the rule, of which, the identity of the specific conditions are as follows:
    - Maintain a minimum net capital requirement of $5,000 pursuant to SEC rule 15c3-3 (k) (1) of the Net Capital Rule; and operate pursuant to SEC rule 15c3-3(k)(1) (the Customer Protection Rule), limiting business to the distribution of mutual funds and/or variable life insurance or annuities. American Financial Securities, Inc. will not hold customer funds or safe-keep customer securities.
- American Financial Securities, Inc. has met the identified exemption provisions in paragraph (k) (1) of Rule 15c3-3 throughout the period of January 1st, 2021 through December 31st, 2021 without exception.
- American Financial Securities, Inc. has not recorded any exceptions to the exemption provision in paragraph (k) (1) of Rule 15c3-3 for the period of January 1st, 2021 through December 31st, 2021

The above statements are true and correct to the best of my and the Firm's knowledge.

H. Richard Dobson, Jr., CCO/Vice President/FinOp
American Financial Securities, Inc.

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
American Financial Securities, Inc.
Cedar Falls, Iowa

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) American Financial Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the exemption provisions) and (2) American Financial Securities, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Peoria, Illinois
February 9, 2022